No Act

P.E. 12/21/11



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12025259



Received SEC
FEB - 8 2012
Washington, DC 20549


February 8, 2012

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-8-12

Re: The Boeing Company
Incoming letter dated December 21, 2011

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Boeing by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 24, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

February 8, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Boeing Company
Incoming letter dated December 21, 2011

The proposal requests that the board annually prepare a report disclosing its assessment of the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, U.S. federal, state, local, and foreign tax laws and policies that pose risks to shareholder value.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Charles Kwon
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



**Michael F. Lohr**
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2011

**BY EMAIL**
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

**Re: Shareholder Proposal submitted by AFSCME Employees Pension Plan for Inclusion in The Boeing Company's 2012 Proxy Statement**

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from AFSCME Employees Pension Plan (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2012 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 16, 2012.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



## THE PROPOSAL

The Proposal states:

*Resolved, that shareholders of Boeing request that Boeing's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational, and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, local, and foreign tax laws and policies that pose risks to shareholder value.*

## BASES FOR EXCLUSION

The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on:

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

**BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(7) BECAUSE THE PROPOSAL DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS**

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"), at 4. The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The first consideration is the subject matter of the proposal: "[C]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal seeks to "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission analyzes proposals requesting the preparation of a report and proposals relating to the evaluation of risks pursuant to this same framework. Exchange Act Release No. 20091 (Aug. 16, 1983) and Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009). Accordingly, such proposals may be excluded if the underlying subject matter of the report or risk evaluation, as applicable, involves a matter of ordinary business to the company.



As discussed below, the Proposal implicates both of the considerations underlying the ordinary business exclusion and is precisely the type of matter that Rule 14a-8(i)(7) was designed to address. Boeing conducts business throughout the United States and in 70 foreign countries, as well as in many provinces, cities and towns within those jurisdictions. Accordingly, Boeing is subject to numerous tax regimes that involve many rules and regulations, many of which are complex, highly technical and subject to frequent change. The tax planning and tax risk assessments associated with all of these jurisdictions are inherently complicated and require a thorough understanding of the Company's widespread operations, the relevant rules and regulations and a wide array of business considerations many of which are unique to Boeing.

***The Proposal Infringes on Management's Day-to-Day Operations***

The Proposal infringes on tasks that are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

*The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to the Company's Management of Its Tax Expense and the Manner in Which It Finances Its Operations.*

As set forth in the Proposal's supporting statement, the purpose of the annual report is to "enable Boeing's shareholders to evaluate the risks to shareholder value created by its tax strategies." Because the Company's tax strategies, and its evaluation of the impact of existing and potential future regulatory changes, relates to how the Company finances its operations, the Proposal addresses a subject matter that is fundamental to management's ability to run Boeing's day-to-day operations.

The Staff consistently has recognized that a company's decisions relating to tax expenses and sources of financing constitute ordinary business matters and that proposals relating to such decisions infringe on management's core function of overseeing business operations. See, *e.g.*, *Pfizer Inc.* (Feb. 5, 2003) and *Pepsico, Inc. (Recon.)* (March 13, 2003) (proposals requesting a report on company tax breaks); *General Electric Company* (Jan. 17, 2006) (proposal requesting report on the impact of a potential flat tax on the company); and *General Electric Co.* (Feb. 15, 2000) (proposal to prepare a report on financial benefits received from tax abatements and credits). In each of *The TJX Companies Inc.* (March 29, 2011), *Amazon.com, Inc.* (March 21, 2011), *Walmart Stores Inc.* (March 21, 2011), *Home Depot Inc.* (March 2, 2011), *Lazard Ltd.* (Feb. 16, 2011) and *Pfizer Inc.* (Feb. 16, 2011), the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(7) of a proposal requesting that the board annually report to the shareholders on its assessment of the risks created by actions the company takes to avoid or minimize U.S. federal, state, and local income taxes because the proposal related to "decisions concerning the company's tax expenses and sources of financing" and therefore related to the company's "ordinary business operations." Like the proposals cited above, this Proposal requests a risk assessment disclosing information relating to the Company's sources of financing, namely its tax strategies. The Company's tax strategies are intricately interwoven with its financial planning, funding and financial reporting



decisions and therefore are fundamental to management's ability to direct the Company's day-to-day operations. This consideration is no less applicable to the extent that the Proposal seeks a report regarding changes in tax laws and regulations. The Staff has consistently concurred with the exclusion of proposals requesting that companies evaluate and report to shareholders on the impact of potential tax law changes on tax expenses of such companies. See, *e.g., Bank of America Corp.* (Jan. 31, 2007) (proposal requesting a report on matters including the impact on the company of tax reform), and *General Electric Company* (Jan. 17, 2006) and *Citigroup Inc.* (Jan. 26, 2006) (proposals requesting report on the impact of a potential flat tax on the company).

*The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to a Review and Assessment of Potential Legislation.*

The Staff consistently has recognized that a company's review and assessment of the impact of potential legislation constitute ordinary business matters and that proposals relating to such review and assessment infringe on management's core function of overseeing certain business operations. In this respect, the Proposal is similar to one considered by the Staff in *General Electric Co.* (Jan. 30, 2007). There, the proposal requested a report on specific legislative matters significantly affecting the company, including the company's plans to "reduc[e] the impact on the company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (*e.g.,* Sarbanes-Oxley reform); and taxes on the company (i.e., tax reform)." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved evaluating the impact of government regulation on the company. See also *Citigroup Inc.* (Feb. 5, 2007); *Bank of America Corp.* (Jan 31, 2007); *Pfizer Inc.* (Jan 31, 2007); *Bank of America Corp.* (Jan. 31, 2007); *General Electric Company* (Jan. 17, 2006) and *Citigroup Inc.* (Jan. 26, 2006).

Similarly, in *Yahoo! Inc.* (Apr. 5, 2007) and *Microsoft Corp.* (Sept. 29, 2006), the Staff concurred in the exclusion of proposals calling for an evaluation of the impact on the company of expanded government regulation of the internet. Likewise, in *Pepsico, Inc.* (March 7, 1991), the Staff concurred that a proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). See also *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); and *Electronic Data Systems Corp.* (March 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

The Company is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring its day-to-day compliance with existing tax laws and policies, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. Thus, as was the case with the shareholder proposals at issue in the lines of precedent cited above, the Proposal seeks to intervene in the Company's fundamental, day-to-day operations, directly implicating the first



consideration underlying the ordinary business exclusion, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

*The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To the Company's Compliance With Laws.*

As noted above, an assessment of the effect and risks of changes in tax laws and policies necessarily implicates the Company's existing and future business decisions regarding the use of different tax strategies. This review necessarily includes an analysis as to whether the Company's tax positions satisfy the tax laws, taking into account then-prevailing interpretations and enforcement positions. In conducting this review under the multitude of federal, state, local and foreign tax laws to which it is subject, the Company has a broad-ranging legal compliance program addressing its compliance with relevant tax laws and policies.

The Staff consistently has recognized a company's compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing its business practices. For instance, in *Sprint Nextel Corp.* (March 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareowner alleging willful violations of the Sarbanes-Oxley Act of 2002, and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its chief executive officer, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff affirmed a long line of precedent regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." See also *FedEx Corp.* (July 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *The AES Corp.* (Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Citicorp Inc.* (Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal's request for a report on the risks of changes in interpretation and enforcement of tax laws and policies clearly relates to compliance with laws and thus to ordinary business operations. As reflected in precedents cited above, overseeing compliance with applicable tax laws and policies and assessing the implications on such compliance of changes in the laws and policies, including changes in the interpretation and enforcement of such laws and policies, is exactly the type of task that is fundamental to management's ability to oversee and run the Company on a day-to-day basis and therefore is not the type of matter that is appropriate for managing through shareowner proposals like the Proposal.



***The Proposal is an Attempt by the Proponent to "Micro-Manage" the Company's Affairs***

The Proposal attempts to micro-manage the Company's tax risk assessment, a subject matter far too complex to be subject to direct shareholder oversight. Due to the complexity of these business matters and the diverse range of tax authorities governing Boeing's operations around the globe (over 70 countries), the Company's shareholders are simply not equipped to make an informed judgment in their capacity as shareholders regarding the evaluation of tax risks. Rather, these matters can be addressed fully only by management and various subject matter experts throughout the Company, who have access to a fully informed group of advisors and who often engage in detailed discussions with various regulatory authorities, in all cases subject to the continued oversight of the board of directors. In addition, any action that the Company takes to manage risks associated with changes to tax laws and regulations or to potential interpretations of those laws and regulations necessarily would involve a complex array of ordinary business considerations that relate to the Company's sources of financing, legal compliance, location of facilities, product development and other day-to-day operational issues.

In addition to involving complex ordinary business matters that relate to sources of financing, the Proposal also relates to the general conduct of one aspect of the Company's legal compliance program. The Company maintains a vast legal compliance program in order to address compliance with the panoply of national, provincial, state and local tax laws and regulations to which it is subject and to address changes in the content or prevailing interpretation of such laws and regulations. The Staff has consistently recognized that proposals relating to a company's legal compliance programs infringe on management's ability to run the company on a day-to-day basis and, therefore, may be omitted from the company's proxy statement pursuant to Rule 14a-8(i)(7). See, *e.g.*, *Johnson & Johnson* (Feb. 22, 2010) (proposal requesting the company to verify the employment status of employees using specified procedures); *FedEx Corporation* (July 14, 2009) (proposal requesting a report on the company's compliance with laws governing classification of employees); *Bank of America Corporation* (Jan. 11, 2007) (proposal requesting creation of position to review whether the company adequately defends and upholds the economy and security of the U.S.); *The AES Corporation* (Jan. 9, 2007) (proposal requesting creation of oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); and *General Electric Company* (Jan. 4, 2005) (proposal requesting report detailing NBC's broadcast television stations' activities to meet public interest obligations).

***The Proposal Does Not Satisfy the "Significant Social Policy" Exception***

The Company is aware that a proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the Company." Staff Legal Bulletin No. 14C (June 28, 2005). The considerations that the Staff has applied in the past to find that a proposal related to a "significant social policy issue" include the existence of widespread public debate concerning the subject matter of the



proposal, increasing recognition of the issue among the public, and the existence of legislation or proposed legislation addressing the same issue. *Tyson Foods, Inc.* (Dec. 15, 2009). In *Tyson Foods*, the Staff reversed its earlier decision that a proposal regarding the use of antibiotics in raising livestock was an "ordinary business matter," instead finding that the proposal related to a "significant social policy" based on the widespread public debate surrounding the public health issue and the recent introduction of legislation related to the issue in Congress.

In the case of the Proposal, the "significant social policy" exception to the Rule 14a8(i)(7) does not apply. The subject matter of the Proposal is related to the assessment of financial, reputational and commercial risks created by "changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies that pose risks to shareholder value." Unlike the significant social policy issues raised in *Tyson Foods* (*i.e.*, public health issues related to the use of antibiotics in raising livestock), the Proposal requires instead that the board of directors prepare a report detailing the risks to shareholder value caused by changes in tax law and policies. Thus, the Proposal does not raise a "significant social policy issue," but instead calls for a risk assessment related to shareholder value, and is therefore excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations. In this respect, the Proposal is once again similar to the *The TJX Companies Inc.* (March 29, 2011), *Amazon.com, Inc.* (March 21, 2011), *Walmart Stores Inc.* (March 21, 2011), *Home Depot Inc.* (March 2, 2011), *Lazard Ltd.* (Feb. 16, 2011) and *Pfizer Inc.* (Feb. 16, 2011) letters cited above.

For the reasons stated above, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

**BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented the proposal." The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, *e.g.*, *Intel Corp.* (March 11, 2003) and *Exxon Mobil Corp.* (March 19, 2010). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. See, *e.g.*, *The Procter & Gamble Company* (Aug. 4, 2010) (permitting exclusion of a proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (March 30, 2010) (permitting exclusion of a proposal requesting adoption of global warming principles when the company had



policies reflecting at least to some degree the proposed principles); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); and *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the proposal).

The Company has already substantially implemented the Proposal. First, page 12 of the Company's 2011 Proxy Statement (the "2011 Proxy") sets forth in detail the Company's risk oversight procedures, including the means by which the Board of Directors assesses material risks related to taxation and other financing matters. As set forth in the 2011 Proxy, Boeing's Board considers all risks facing the Company. In addition, the Board's Finance Committee has particular responsibility for managing "risks related to [the Company's] capital structure" and "significant financial exposures." Finally, the Board's Audit Committee "performs a central oversight role with respect to financial and compliance risks," and reports regularly on those risks to the full Board.

Each of these oversight procedures, together with the ongoing assessment of tax-related risks by Boeing's management, result in periodic disclosures in Boeing's Annual Reports on Form 10-K, which are filed with the Commission and delivered to shareholders, as well as—to the extent deemed appropriate—in the Company's Quarterly Reports on Form 10-Q. In the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for example, Note 5 to the Company's Audited Consolidated Financial Statements identifies certain tax risks for shareholders, including specific information relating to deferred tax assets, interest and penalties accrued and tax years that are being audited, as well as a reconciliation of the U.S. federal tax rate to the Company's effective tax rate. In addition, the Company has provided interim updates on key tax-related risks even outside of the normal quarterly reporting cycle. In March 2010, following passage of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act, the Company filed a Current Report on Form 8-K with the Commission highlighting the need for the Company, in response to the legislation, to take a $150 million tax-related charge to earnings. As demonstrated by the examples above, the Company already has procedures in place to report to shareholders on key risks facing the Company related to tax compliance and potential changes in tax legislation, and the Company already makes disclosures to shareholders consistent with that commitment.

Based on the foregoing, the Company believes the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

* * *



If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: Charles Jurgonis, Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO

Stella Storch, OP
Congregation Sisters of St. Agnes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Sister Gwen Farry
Sisters of Charity of the Blessed Virgin Mary


BOEING

**Exhibit A**

The Proposal and All Related Correspondence





**EMPLOYEES PENSION PLAN**

November 15, 2011

**VIA OVERNIGHT MAIL and FAX (312) 544-2829**
Boeing Corporate Offices
Office of the Corporate Secretary
100 North Riverside Plaza, MC 5003-1001
Chicago, Illinois 60606-1596
Attention: Michael F. Lohr, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Lohr:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of The Boeing Company (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 5,323 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

**Resolved**, that shareholders of Boeing request that Boeing's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational, and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, local, and foreign tax laws and policies that pose risks to shareholder value.

**Supporting Statement:**

In our view, companies that adopt tax strategies, including tax haven subsidiaries or transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can create both financial and reputational risks to shareholder value. One recent study analyzing a large sample of US firms for the period 1995–2008 found a positive correlation between corporate tax avoidance strategies and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Another study concluded that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

Boeing's 2010 income tax expense for US federal taxes was $13 million (2010 10-K, p. 69). Boeing's tax bill attracted media attention ("After winning tanker contract, Boeing questioned on tax bill," *The Hill*, February 26, 2011). According to its annual report, Boeing's 2007-2008 tax returns are being examined by the IRS, and Boeing has filed appeals with the IRS for 2004-2006. Boeing is subject to examination in major state and international jurisdictions for the 2001-2010 tax years. Boeing may be lowering its tax bill through the use of offshore subsidiaries. According to a 2008 GAO report, Boeing had 38 subsidiaries in foreign tax havens. Congress is considering the Stop Tax Haven Abuse Act, which would curtail use of offshore subsidiaries to lower tax liability.

Boeing has set aside $1.198 billion for tax reserves and acknowledges its future financial results could be adversely affected by changes in tax treatment (source 2010 annual report).

The policy issues raised by aggressive tax strategies are economically significant. Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. As federal, state, and local governments seek new sources of revenue to address budget shortfalls, companies like Boeing could face greater risk and decreasing earnings. An annual report to Boeing shareholders assessing the effects of changes in interpretation and enforcement of US federal, state, local, and foreign tax laws and policies would enable Boeing's shareholders to evaluate the risks to shareholder value created by its tax strategies.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen



**EMPLOYEES PENSION PLAN**

November 15, 2011

<u>**VIA OVERNIGHT MAIL and FAX (312) 544-2829**</u>
Boeing Corporate Offices
Office of the Corporate Secretary
100 North Riverside Plaza, MC 5003-1001
Chicago, Illinois 60606-1596
Attention: Michael F. Lohr, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Lohr:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,


Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET


[illegible]
[illegible]
Specialized Trust Services
STATE STREET BANK
[illegible]
[illegible]
[illegible]


November 15, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

**Re: Shareholder Proposal Record Letter for BOEING** (cusip 097023105)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **5,323 shares of Boeing** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Boeing** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Duyen Tran-Le


AFSCME
We Make America Happen

**American Federation of State, County & Municipal Employees**
**Capital Strategies**
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

# Facsimile Transmittal

DATE: November 15, 2011

To: Michael F. Lohr, Vice President, Assistant General Counsel and Corporate Secretary, Boeing
(312) 544-2829

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen



## EMPLOYEES PENSION PLAN

January 24, 2012

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by The Boeing Company for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to The Boeing Company ("Boeing") a shareholder proposal (the "Proposal") asking Boeing to report on the board's assessment of the "financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies that pose risk to shareholder value."

In a letter dated December 21, 2011 (the "No-Action Request"), Boeing stated that it intends to omit the Proposal from its proxy materials being prepared for the 2012 annual meeting of shareholders. Boeing argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as dealing with Boeing's ordinary business operations, and Rule 14a-8(i)(10), on the ground that Boeing has substantially implemented the Proposal. The Plan respectfully disagrees. As discussed more fully below, because corporate tax avoidance is a significant social policy issue and Boeing has not substantially implemented the Proposal, Boeing has not satisfied its burden of proving its entitlement to rely on either of those exclusions, and the Plan respectfully asks that Boeing's request for relief be denied.

**The Proposal**

The Proposal states:

"Resolved, that shareholders of Boeing request that Boeing's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational, and commercial effects of changes to, and changes in, interpretation and enforcement of US federal, state, local and foreign tax laws and policies that pose risks to shareholder value."

The supporting statement discusses the business risks companies can create by using aggressive tax strategies in the face of government budget shortfalls. It also describes studies finding that tax avoidance is associated with harm to shareholders in the form of earnings management and stock price risk and notes proposed legislation designed to close offshore tax loopholes. The Proposal thus notes the significant policy issues raised by aggressive corporate tax avoidance strategies and seeks reporting that would enable its shareholders to assess the risks to shareholder value likely to result from the responsive changes in legal requirements.

**The Proposal Does Not Deal With Boeing's Ordinary Business Operations Because its Subject -- Corporate Tax Avoidance -- is a Significant Social Policy Issue Transcending Ordinary Business and the Proposal Does Not Seek to Micro-Manage Boeing's Tax-Related Decisions**

Boeing contends that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which permits exclusion of proposals dealing with a company's "ordinary business operations." Boeing claims that the Proposal "infringes on tasks that are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Specifically, Boeing characterizes the subject of the Proposal alternatively as "tax expenses and sources of financing," "review and assessment of potential legislation," and "compliance with laws." (No-Action Request, at 3-5)

The Plan agrees that a proposal dealing solely with the details of a company's tax expenses and sources of financing, or its legal compliance with current tax requirements, would be the kind of proposal the Commission envisioned as falling within the scope of the ordinary business exclusion. The exclusion reflects the Commission's judgment that shareholders generally do not have sufficient information to make ordinary business decisions and that shareholder oversight of such decisions is impractical because those decisions are made daily. Examples provided in the Commission's 1998 release clarifying the scope of the exclusion to include the hiring and firing of employees, decisions on production quality and quantity, and choice of suppliers. (Exchange Act Release No. 40,018 (May 21, 1998))

But the Proposal's subject is not directed at Boeing's ordinary business operations. Instead of attempting to usurp mundane management functions, the Proposal seeks disclosure regarding Boeing's current assessment of the risks of changes in legal requirements that Boeing faces as a result of engaging in aggressive tax minimization through practices that legally exploit loopholes in the tax code. (See Citizens for Tax Justice, "Obama's Proposals to Address Offshore Tax Abuses Are a Good Start, But

More is Needed," at p. 2 (May 20, 2009) (available at http://www.ctj.org/pdf/offshoretax20090508.pdf) (defining tax avoidance)) The Plan believes that such disclosure, especially in view of the current budget crisis facing most governments, is critical to allow shareholders to fully evaluate Boeing's reported financial results and future prospects.

The widespread attention now being paid to aggressive corporate tax avoidance by political actors and in the media, and Boeing's public identification as a prominent actor in this arena, elevate the Proposal's subject to a significant social policy issue transcending ordinary business. As well, the Proposal's focus on a broad analysis of enforcement and interpretation risks created by Boeing's tax reducing strategies, rather than on any proscription of certain practices or highly specific reporting of Boeing's activities, means that the core concerns behind the ordinary business exclusion are not implicated by the Proposal.

*Corporate Tax Avoidance is a Significant Social Policy Issue Transcending Ordinary Business*

The widespread public debate over aggressive corporate tax minimization, including the focus on Boeing as a high-profile example, intensified substantially in 2011. This debate occurred in the context of heated discussions over the need for governments to engage in deficit reduction, as well as over the broader themes of tax fairness and excessive corporate power raised by the Occupy Wall Street movement. The following discussion, offered in support of our position that the Proposal targets a significant social policy issue transcending ordinary business, summarizes only a selection of the venues in which this issue has been publicly discussed and a sampling of the governmental and private attempts currently underway in efforts to deal with this significant policy issue.

Issues of corporate tax fairness, including the desirability of closing tax "loopholes" allowing profitable companies like Boeing to pay no U.S. income taxes, have received significant attention in the political arena. In January 2011, President Obama called in his State of the Union address for an overhaul of the tax provisions applicable to corporations. (See Sheryl Gay Stolberg, "Obama Calls for Bipartisan Effort to Fight for U.S. Jobs," New York Times, Jan. 25, 2011 (http://www.nytimes.com/2011/01/26/us/politics/26speech.html?_r=1) President Obama asserted in the State of the Union address that the corporate tax system "makes no sense, and it has to change." (David Leonhardt, "The Paradox of Corporate Taxes," New York Times, Feb. 1, 2011 (available at http://www.nytimes.com/2011/02/02/business/economy/02leonhardt.html))

President Obama's call for reform came five months after his Economic Recovery Advisory Board ("ERAB") asserted that the corporate tax system introduces distortions into the economy and leads corporations to make decisions based on tax considerations, rather than economic productivity. (The President's Economic Recovery Advisory

Board, The Report on Tax Reform Options: Simplification, Compliance and Corporate Taxation at p. 65 (Aug. 2010) (available at http://www.whitehouse.gov/sites/default/files/microsites/PERAB_Tax_Reform_Report.pdf)) The ERAB presented several corporate tax reform options, including broadening the corporate tax base by eliminating or limiting deductions, credits, and other provisions. (Id. at 72) The ERAB report also addressed international tax issues, including eliminating the current provisions allowing a deferral of the federal taxation of non-US income of corporations, which is relied upon by many companies identified as non-payers of U.S. income tax. (Id. at 93-94)

The Stop Tax Haven Abuse Act, introduced in Congress in July 2011, aims to eliminate certain abusive tax shelters used by both corporations and individuals. (See "Want to Cut the Deficit? End Offshore Tax Abuses," Oct. 28, 2011 (available at http://levin.senate.gov/newsroom/in_the_news/article/want-to-cut-the-deficit_end-offshore-tax-abuses)) (A summary of the bill is available at http://levin.senate.gov/newsroom/press/release/summary-of-the-stop-tax-haven-abuse-act-of-2011.) Bill sponsor Senator Carl Levin argued that "[c]racking down on offshore tax abuse would not only combat rising budget deficits, but also make our tax system fairer to middle-class families." (Id.)

The Senate Finance Committee held a hearing in September 2011 on international tax issues. Chairman Max Baucus, in his hearing statement, indicated his concern regarding "U.S. multinational corporations avoiding taxation of their foreign earnings, often using tax havens." (Hearing Statement of Senator Max Baucus (D-Mont.) Regarding Tax Reform and International Taxation, at 2 (Sept. 8, 2011) (available at http://finance.senate.gov/imo/media/doc/Baucus%20Opening%20Statement1.pdf)) Witnesses testified about the benefits and disadvantages of reforming the system for taxing U.S. multinational corporations, including eliminating "loopholes," such as the deferral of federal taxation on income earned by foreign subsidiaries. (E.g., Testimony of Prof. Reuven S. Avi-Yonah, Hearing on International Tax Issues, U.S. Senate Committee on Finance, Sept. 8, 2011, at 3 (available at http://finance.senate.gov/imo/media/doc/Testimony%20of%20Reuven%20Avi-Yonah.pdf))

A hearing held by that Committee six months earlier also considered, among other things, corporate tax reform. Although the subject of the hearing was broader—"economic efficiency, job creation and broad-based economic growth"—witnesses testified about the incentives created by the U.S. tax system for multinational companies to game that system to avoid U.S. taxation. (E.g., Statement of Michael J. Graetz, Professor of Law, Columbia Law School at a Hearing of the Senate Finance Committee on Tax Reform, Mar. 8, 2011, at 6 (available at http://finance.senate.gov/imo/media/doc/030811%20mg%20test.pdf) ("So, our tax system not only promotes debt financing over new equity, but our relatively high corporate rate also gives companies an incentive to locate their borrowing here, along with its interest deductions, and to shift their income abroad."); Testimony of Alan J.

Auerbach, Robert D. Burch Professor of Economics and Law, University of California Berkeley, Committee on Finance, United States Senate, Mar. 8, 2011, at 7 (discussing incentives to shift income abroad) (available at http://finance.senate.gov/imo/media/doc/030811%20aatest.pdf))

Various commentators have warned that corporate tax reform is "the next big thing coming from Congress," (Michael McCaughan, "Tax Fairness for Pharma," The RPM Report, Nov. 14, 2011 (available at http://www.elsevierbi.com/publications/rpm-report/first-take/2011/11/tax-fairness-for-pharma)), and that "the question of 'fairness' regarding taxation," including the closing of corporate income tax loopholes, will "be a major topic of debate." (Jim Finnegan CFA, "Taxes, Income and Fairness," American Century Investments Blog, Oct. 4, 2011) (available at http://americancenturyblog.com/2011/10/taxes-income-and-fairness))

Popular sentiment on the issue favors reform. The American public strongly believes that corporations pay too little in taxes. Between 2004 and 2009, 67 to 73% of Gallup Poll respondents said that corporations pay "too little" in taxes, when asked whether corporations pay "too much," "too little" or their "fair share" of taxes. (See Citizens for Tax Justice, "Revenue-Positive Reform of the Corporate Income Tax," at 2 and fn. 4 (Jan. 25, 2011) (available at http://www.ctj.org/pdf/corporatetaxreform.pdf))

Media coverage of corporate tax avoidance and companies that pay little or no income tax was extensive throughout 2011. Two lists of tax avoiders were released in March 2011. Reporting on analysis prepared by Capital IQ and the New York Times of profitable companies that pay little to no taxes, one reporter identified 16 additional companies using the Capital IQ/NYT criteria. Those additional companies included Boeing. (Gus Lubin, "16 More Profitable Companies That Pay Almost Nothing in Taxes," Business Insider, Mar. 25, 2011 (available at http://www.businessinsider.com/16-more-profitable-companies-that-pay-almost-nothing-in-taxes-2011-3))

Also in March, Vermont Senator Bernie Sanders released a list of "10 worst corporate income tax avoiders," which included Boeing. (Bernie Sanders, "10 Worst Corporate Income Tax Avoiders," dated Mar. 30, 2011 (available at http://sanders.senate.gov/newsroom/news/?id=a25567ff-02c0-4730-a6df-bf1f0039ac78); see also Lynn Sweet, "Ten Giant U.S. Companies Avoiding Income Taxes: Sen Bernie Sanders List," Chicago Sun-Times, Mar. 27, 2011 (available at http://blogs.suntimes.com/sweet/2011/03/ten_giant_us_companies_avoidin.html))

In November 2011, a major report on corporate tax avoiders by Citizens for Tax Justice and the Institute on Taxation and Economic Policy spurred substantial additional media focus on the issue. The CTJ/ITEP report identified 30 large, profitable U.S. companies that paid no federal taxes in 2008, 2009 or 2010. Again, Boeing appeared on the list. (Robert S. McIntyre et al., Corporate Taxpayers & Corporate Tax Dodgers 2008-10, at p.4 (2011) (available at http://www.ctj.org/corporatetaxdodgers/CorporateTaxDodgersReport.pdf)) On its website, CTJ highlights Boeing as one of the six "most shocking tax dodgers" identified in the report. (See http://www.ctj.org/taxjusticedigest/archive/2011/11/how_we_are_changing_the_conver.php)

Widespread media coverage followed. (See, e.g., Kevin Drawbaugh, "Thirty Companies Paid no Income Tax 2008-2010: Report," Reuters, Nov. 3, 2011 (available at http://news.yahoo.com/thirty-companies-paid-no-income-tax-2008-2010-042531293.html) ("As Congress and the Obama administration struggle with a sluggish economy and high deficits, corporations are pressing Capitol Hill for more tax breaks, including one that would let them bring home overseas profits at a reduced tax rate."); Charles Riley, "Many Companies Pay No Income Taxes, Study Funds," CNNMoney, Nov. 3, 2011 (available at http://money.cnn.com/2011/11/03/news/economy/corporate_taxes/index.htm); David Morgan, "Study: Many Fortune 500 Cos. Paid $0 Taxes," CBS News, Nov. 3, 2011 (available at http://www.cbsnews.com/8301-201_162-20129155/study-many-fortune-500-cos-paid-$0-taxes/); Jeanette Mulvey, "Many Large Corporations Avoid Paying US Income Tax, Study Finds," Business News Daily, Nov. 7, 2011 (available at http://www.businessnewsdaily.com/1643-corporation-buffett-tax-small-business.html); "US Corporate Tax," The Economist, Nov. 4, 2011 (available at http://www.economist.com/blogs/dailychart/2011/11/focus-0) (reporting on study); Karen Hube, "Sorting the Half-Truths About Tax Reform," The Washington Post, Nov. 25, 2011 (available at http://www.washingtonpost.com/business/hube-sorting-the-half-truths-about-tax-reform/2011/11/21/gIQASQF0vN_story.html )("The corporate income tax may need reform, but not because corporations are paying a 35 percent rate. It's because of the numerous tax breaks and loopholes in corporate tax law, and how unevenly they are applied across the corporate landscape."))

The focus on corporate tax avoidance is not limited to federal taxes. A December 2011 report by CTJ/ITEP identified profitable large companies that did not pay any state income tax in 2008, 2009, and/or 2010. Boeing was listed as paying no state income tax in 2010. (CTJ/ITEP, Corporate Tax Dodging in the Fifty States, 2008-2010, at 2 (Dec. 2011) (available at http://www.itepnet.org/pdf/CorporateTaxDodgers50StatesReport.pdf))

Grassroots activism aimed at corporate tax fairness erupted in 2011. US Uncut, a "grassroots movement taking direct action against corporate tax cheats and unnecessary and unfair public service cuts," (see http://www.usuncut.org/about) focused attention on corporate tax avoidance, connecting it to budget shortfalls and excessive CEO pay (see http://www.usuncut.org/blog/ceos-reaping-rewards). The agenda for early 2012, dubbed "Uncut 2.0," is "taking the fight back to corporate tax dodgers." Working with local community organizations, US Uncut plans actions against corporations that paid their lobbyists more than they paid in federal taxes; as of January 17, 2012, actions were planned in 13 cities. (See http://www.usuncut.org/blog/uncut-reboot)

Groups organized through US Uncut demonstrated against corporate tax avoidance throughout the U.S. in 2011, including actions at Bank of America (Lucia Graves, "Liberal Tea Party? U.S. Uncut Disrupts Service at Bank of America," The Huffington Post, Feb. 28, 2011 (available at http://www.huffingtonpost.com/2011/02/27/us-uncut-bank-of-america-liberal-tea-party_n_828782.html) ("Demonstrators posing as a liberal Tea Party disrupted service at banks across the country on Saturday, in an effort to spotlight the gimmicks multi-billion dollar corporations use to avoid paying their fair share in taxes."); a fake General Electric press release offering to repay a tax refund, which was covered by national media (see "AP Mistakenly Reports on Fake GE Press Release," USA Today, Apr. 15, 2011) (available at http://www.usatoday.com/money/perfi/taxes/2011-04-13-ge-tax-refund-irs.htm); Michael Murray, "The Associated Press Reports GE Tax Refund Hoax Spun by US Uncut, the Yes Men," ABC News, Apr. 13, 2011) (available at http://abcnews.go.com/US/associated-press-reports-ge-tax-refund-hoax-us-uncut-yes-men/story?id=13367623#.TxWCHmNWqRs)); and a protest at Apple Stores (see Erik Sherman, "Protestors Aim to Shame Apple Over Tax Holiday Support," CBS News, June 3, 2011 (available at http://www.cbsnews.com/8301-505124_162-43451047/protesters-aim-to-shame-apple-over-tax-holiday-support/)).

Activism has also focused on corporate tax reform on the state level. For example, public interest groups in Pennsylvania picketed the statehouse in Harrisburg in April 2011, calling for the closing of business tax loopholes as well as a severance tax on natural gas production. ("Tax Fairness Raised at State Level," Citiensvoice.com, Apr. 24, 2011 (available at http://citizensvoice.com/news/tax-fairness-raised-at-state-level-1.1136918#axzz1jescOUpM))

A lively debate in August 2011 centered on the Wisconsin state tax code and the fact that large Wisconsin-incorporated private firm SC Johnson has paid no Wisconsin income tax for many years. (See Institute for Wisconsin's Future, Who Does Not Pay Taxes? (Aug. 2011) (available at http://www.wisconsinsfuture.org/publications_pdfs/WhoDoesNotPayTaxes/IWF%20WhoDoesNotPayTaxes%20Aug_11.pdf); David Cay Johnston, "Wiping Out Wisconsin Taxes," Reuters, Aug. 26, 2011 (available at http://blogs.reuters.com/david-cay-johnston/2011/08/26/wiping-out-wisconsin-taxes/)) The Tax Fairness Organizing Collective, a network of 28 organizations in 24 states (http://www.faireconomy.org/issues/state_tax_fairness/about_the_tfoc), reported that its members had active campaigns in 21 states in 2011, including campaigns focused on "corporate tax giveaways", "corporate tax loopholes" and supporting combined reporting[1] for corporations. (See

[1] Combined reporting requires a corporation with subsidiaries in multiple states to add together the profits of all subsidiaries into a single report, which reduces the ability of corporations to shift profits from high-tax to low-tax states. (See Institute on Taxation and Economic Policy, Combined Reporting of State Corporate Income Taxes: A Primer

http://maps.google.com/maps/ms?ie=UTF8&hl=en&msa=0&msid=217488763942478400124.00049fc8b183768cc4225&ll=37.09024,-95.712891&spn=23.769816,57.755127&source=embed (click on Rhode Island, Washington, Wisconsin, Kentucky, Tennessee and New York))

The media and public's strong interest in corporate tax avoidance is likely related to and strengthened by the larger themes of unfairness in income distribution and excessive corporate power in maintaining income disparities brought to the fore in 2011 by the Occupy Wall Street movement. Postings on the Occupy Wall Street website make this connection. (See "Forum Post: These 30 Corporations Don't Pay Taxes: So Why Should You?" at http://occupywallst.org/forum/these-30-corporations-dont-pay-taxes-so-why-should/) Occupy Wall Street's home page (http://occupywallst.org/) says "**Occupy Wall Street** is leaderless resistance movement with people of many colors, genders and political persuasions. The one thing we all have in common is that We Are The 99% that will no longer tolerate the greed and corruption of the 1%."

*The Proposal's Subject is Business Risk Relating to a Significant Policy Issue, Not Boeing's Current Compliance with Current Law or Pending Legislation*

Boeing cites numerous determinations allowing exclusion of proposals addressing review of pending legislation and legal compliance, urging that a similar result should follow here. But none of those determinations involved a proposal asking for analysis involving a significant social policy issue. Unlike proposals for which the Staff has permitted exclusion, the Proposal focuses on the significant social policy issue of aggressive corporate tax avoidance strategies.

A more apposite determination than the proposal determinations relied upon by Boeing is the Staff's determination last season in The Goldman Sachs Group, Inc. (publicly available Feb. 7, 2011). There, the proposal asked the company's board to prepare a report "disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change." Goldman Sachs argued that the proposal was excludable on ordinary business grounds because it focused "on the impact on the Company's business of legislation and regulation relating to climate change." As Boeing does here, the company cited previous determinations allowing exclusion of proposals addressing the impact of particular legal or regulatory developments.

The Staff disagreed and declined to grant no-action relief to Goldman Sachs. The Staff stated: "In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change." The clear import of that statement is that a proposal's focus on a significant social policy issue, and that issue's potential impact on a company's business, prevents exclusion, even if the proposal would require some analysis of legislative or regulatory developments related to tax strategies. Given that

---

at 1 (Aug. 2011) (available at http://www.itepnet.org/pdf/pb24comb.pdf)) corporate tax minimization is a significant social policy issue, the Proposal should not be excludable because it touches upon legal or regulatory requirements.

The Plan recognizes that in the last proxy season the Staff issued determinations allowing exclusion of proposals similar to the Proposal on ordinary business grounds, stating that the proposals "relate[d] to decisions concerning the company's tax expenses and sources of financing." However, the language of the Proposal differs from that of the proposals submitted last year. Last year's proposals asked for assessment of the risks created by "the actions [the company] takes to avoid or minimize US federal, state and local corporate income taxes." (See, e.g., Lazard Ltd. (publicly available Feb. 16, 2011)) The prior focus on specific "actions," which could be interpreted as an attempt to micro-manage a company's decision making, has been eliminated in the Proposal. It has been replaced, in the current Proposal, with a broader request for analysis of financial, reputational, and commercial effects of changes in tax laws (or enforcement or interpretation thereof) posing a risk to shareholder value.

That reform of tax laws to address corporate tax avoidance is a serious public policy issue is clear beyond a doubt. Moreover, the public debate about corporate tax avoidance has intensified substantially over the past year. As discussed more fully above, pressures at the federal and state levels over budget shortfalls, and the broader fairness critique epitomized by the Occupy movement, combined to heighten public concerns about corporations exploiting "tax loopholes" and not paying their fair share in taxes on income they earned. Thus, the Proposal focuses narrowly on the assessment of risks arising from a serious policy issue that is under public debate, corporate tax avoidance, and the increasingly widespread public debate over this policy issue weighs against allowing exclusion on ordinary business grounds.

Finally, the Proposal does not, as Boeing urges, attempt to micro-manage the company's handling of tax risk. The Proposal does not try to control the actions Boeing takes, such as allocating income to particular subsidiaries, or to impose a particular view regarding the appropriateness of individual tax positions. Nor does the Proposal request disclosure so detailed or technical that shareholders would be unable to understand the disclosure. Instead, the disclosure sought by the Proposal relates to the effects on Boeing's business—its financial position, reputation, and relationships with customers—of changes in the tax landscape arising from the policy issue under public debate. Companies have provided shareholders with similar reports about subjects ranging from climate change to compensation risk; there is no evidence that such reports are beyond the ability of shareholders, especially institutional shareholders who comprise over 71% of Boeing's shareholder base, to understand. (See http://moneycentral.msn.com/ownership?Symbol=ba)

**Boeing Has Not Substantially Implemented the Proposal**

Boeing urges that it should be allowed to exclude the Proposal in reliance on Rule 14a-8(i)(10), which permits omission of a proposal that has been substantially implemented. Specifically, Boeing argues that its proxy statement disclosure regarding the role of the Finance Committee and Audit Committee, together with tax-related risks disclosed in the 10-K, substantially implement the Proposal.

But these disclosures fall far short of the reporting requested by the Proposal. Although the proxy disclosures identify the board committees responsive for oversight of certain tax- and finance-related matters, there is no substantive disclosure of any board committee's analysis of how changes in tax laws or their enforcement would affect Boeing.

Similarly, the disclosures in the 10-K relate to deferred tax assets, specific tax-related liabilities, and tax expenses. Nowhere in its 10-K does Boeing comprehensively (or even adequately) describe, in the manner requested in the Proposal, the full range of financial, reputational, and commercial risk that changes in tax laws or regulations, or the enforcement thereof, would pose to shareholder value.

The Staff has allowed exclusion on substantial implementation grounds even when a company's actions are not perfectly aligned with the steps outlined in a shareholder proposal, provided the essential objective of the proposal is satisfied. Here, the essential objective of the Proposal is a comprehensive and coherent reporting on the potential risks Boeing and its shareholders face as a result of changes arising out of the significant current public policy debate focused on Boeing's tax avoidance. Boeing's existing disclosure does not come close to accomplishing that objective.

* * * *

For these reasons, the Plan respectfully asks that the Division deny Boeing's request for no-action relief.

The Plan appreciates the opportunity to be of assistance in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Michael F. Lohr
Vice President, Assistant General Counsel & Corporate Secretary
The Boeing Company



**Michael F. Lohr**
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2011

**BY EMAIL**
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

**Re: Shareholder Proposal submitted by AFSCME Employees Pension Plan for Inclusion in The Boeing Company's 2012 Proxy Statement**

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from AFSCME Employees Pension Plan (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2012 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 16, 2012.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



## THE PROPOSAL

The Proposal states:

> *Resolved, that shareholders of Boeing request that Boeing's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational, and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, local, and foreign tax laws and policies that pose risks to shareholder value.*

## BASES FOR EXCLUSION

The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on:

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

## BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(7) BECAUSE THE PROPOSAL DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"), at 4. The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The first consideration is the subject matter of the proposal: "[C]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal seeks to "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission analyzes proposals requesting the preparation of a report and proposals relating to the evaluation of risks pursuant to this same framework. Exchange Act Release No. 20091 (Aug. 16, 1983) and Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009). Accordingly, such proposals may be excluded if the underlying subject matter of the report or risk evaluation, as applicable, involves a matter of ordinary business to the company.



As discussed below, the Proposal implicates both of the considerations underlying the ordinary business exclusion and is precisely the type of matter that Rule 14a-8(i)(7) was designed to address. Boeing conducts business throughout the United States and in 70 foreign countries, as well as in many provinces, cities and towns within those jurisdictions. Accordingly, Boeing is subject to numerous tax regimes that involve many rules and regulations, many of which are complex, highly technical and subject to frequent change. The tax planning and tax risk assessments associated with all of these jurisdictions are inherently complicated and require a thorough understanding of the Company's widespread operations, the relevant rules and regulations and a wide array of business considerations many of which are unique to Boeing.

***The Proposal Infringes on Management's Day-to-Day Operations***

The Proposal infringes on tasks that are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

*The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to the Company's Management of Its Tax Expense and the Manner in Which It Finances Its Operations.*

As set forth in the Proposal's supporting statement, the purpose of the annual report is to "enable Boeing's shareholders to evaluate the risks to shareholder value created by its tax strategies." Because the Company's tax strategies, and its evaluation of the impact of existing and potential future regulatory changes, relates to how the Company finances its operations, the Proposal addresses a subject matter that is fundamental to management's ability to run Boeing's day-to-day operations.

The Staff consistently has recognized that a company's decisions relating to tax expenses and sources of financing constitute ordinary business matters and that proposals relating to such decisions infringe on management's core function of overseeing business operations. See, *e.g.*, *Pfizer Inc.* (Feb. 5, 2003) and *Pepsico, Inc. (Recon.)* (March 13, 2003) (proposals requesting a report on company tax breaks); *General Electric Company* (Jan. 17, 2006) (proposal requesting report on the impact of a potential flat tax on the company); and *General Electric Co.* (Feb. 15, 2000) (proposal to prepare a report on financial benefits received from tax abatements and credits). In each of *The TJX Companies Inc.* (March 29, 2011), *Amazon.com, Inc.* (March 21, 2011), *Walmart Stores Inc.* (March 21, 2011), *Home Depot Inc.* (March 2, 2011), *Lazard Ltd.* (Feb. 16, 2011) and *Pfizer Inc.* (Feb. 16, 2011), the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(7) of a proposal requesting that the board annually report to the shareholders on its assessment of the risks created by actions the company takes to avoid or minimize U.S. federal, state, and local income taxes because the proposal related to "decisions concerning the company's tax expenses and sources of financing" and therefore related to the company's "ordinary business operations." Like the proposals cited above, this Proposal requests a risk assessment disclosing information relating to the Company's sources of financing, namely its tax strategies. The Company's tax strategies are intricately interwoven with its financial planning, funding and financial reporting



decisions and therefore are fundamental to management's ability to direct the Company's day-to-day operations. This consideration is no less applicable to the extent that the Proposal seeks a report regarding changes in tax laws and regulations. The Staff has consistently concurred with the exclusion of proposals requesting that companies evaluate and report to shareholders on the impact of potential tax law changes on tax expenses of such companies. See, *e.g.*, *Bank of America Corp.* (Jan. 31, 2007) (proposal requesting a report on matters including the impact on the company of tax reform), and *General Electric Company* (Jan. 17, 2006) and *Citigroup Inc.* (Jan. 26, 2006) (proposals requesting report on the impact of a potential flat tax on the company).

*The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to a Review and Assessment of Potential Legislation.*

The Staff consistently has recognized that a company's review and assessment of the impact of potential legislation constitute ordinary business matters and that proposals relating to such review and assessment infringe on management's core function of overseeing certain business operations. In this respect, the Proposal is similar to one considered by the Staff in *General Electric Co.* (Jan. 30, 2007). There, the proposal requested a report on specific legislative matters significantly affecting the company, including the company's plans to "reduc[e] the impact on the company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (*e.g.*, Sarbanes-Oxley reform); and taxes on the company (i.e., tax reform)." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved evaluating the impact of government regulation on the company. See also *Citigroup Inc.* (Feb. 5, 2007); *Bank of America Corp.* (Jan 31, 2007); *Pfizer Inc.* (Jan 31, 2007); *Bank of America Corp.* (Jan. 31, 2007); *General Electric Company* (Jan. 17, 2006) and *Citigroup Inc.* (Jan. 26, 2006).

Similarly, in *Yahoo! Inc.* (Apr. 5, 2007) and *Microsoft Corp.* (Sept. 29, 2006), the Staff concurred in the exclusion of proposals calling for an evaluation of the impact on the company of expanded government regulation of the internet. Likewise, in *Pepsico, Inc.* (March 7, 1991), the Staff concurred that a proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). See also *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); and *Electronic Data Systems Corp.* (March 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

The Company is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring its day-to-day compliance with existing tax laws and policies, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. Thus, as was the case with the shareholder proposals at issue in the lines of precedent cited above, the Proposal seeks to intervene in the Company's fundamental, day-to-day operations, directly implicating the first



consideration underlying the ordinary business exclusion, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

*The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To the Company's Compliance With Laws.*

As noted above, an assessment of the effect and risks of changes in tax laws and policies necessarily implicates the Company's existing and future business decisions regarding the use of different tax strategies. This review necessarily includes an analysis as to whether the Company's tax positions satisfy the tax laws, taking into account then-prevailing interpretations and enforcement positions. In conducting this review under the multitude of federal, state, local and foreign tax laws to which it is subject, the Company has a broad-ranging legal compliance program addressing its compliance with relevant tax laws and policies.

The Staff consistently has recognized a company's compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing its business practices. For instance, in *Sprint Nextel Corp.* (March 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareowner alleging willful violations of the Sarbanes-Oxley Act of 2002, and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its chief executive officer, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff affirmed a long line of precedent regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." See also *FedEx Corp.* (July 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *The AES Corp.* (Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Citicorp Inc.* (Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal's request for a report on the risks of changes in interpretation and enforcement of tax laws and policies clearly relates to compliance with laws and thus to ordinary business operations. As reflected in precedents cited above, overseeing compliance with applicable tax laws and policies and assessing the implications on such compliance of changes in the laws and policies, including changes in the interpretation and enforcement of such laws and policies, is exactly the type of task that is fundamental to management's ability to oversee and run the Company on a day-to-day basis and therefore is not the type of matter that is appropriate for managing through shareowner proposals like the Proposal.



***The Proposal is an Attempt by the Proponent to "Micro-Manage" the Company's Affairs***

The Proposal attempts to micro-manage the Company's tax risk assessment, a subject matter far too complex to be subject to direct shareholder oversight. Due to the complexity of these business matters and the diverse range of tax authorities governing Boeing's operations around the globe (over 70 countries), the Company's shareholders are simply not equipped to make an informed judgment in their capacity as shareholders regarding the evaluation of tax risks. Rather, these matters can be addressed fully only by management and various subject matter experts throughout the Company, who have access to a fully informed group of advisors and who often engage in detailed discussions with various regulatory authorities, in all cases subject to the continued oversight of the board of directors. In addition, any action that the Company takes to manage risks associated with changes to tax laws and regulations or to potential interpretations of those laws and regulations necessarily would involve a complex array of ordinary business considerations that relate to the Company's sources of financing, legal compliance, location of facilities, product development and other day-to-day operational issues.

In addition to involving complex ordinary business matters that relate to sources of financing, the Proposal also relates to the general conduct of one aspect of the Company's legal compliance program. The Company maintains a vast legal compliance program in order to address compliance with the panoply of national, provincial, state and local tax laws and regulations to which it is subject and to address changes in the content or prevailing interpretation of such laws and regulations. The Staff has consistently recognized that proposals relating to a company's legal compliance programs infringe on management's ability to run the company on a day-to-day basis and, therefore, may be omitted from the company's proxy statement pursuant to Rule 14a-8(i)(7). See, *e.g.*, *Johnson & Johnson* (Feb. 22, 2010) (proposal requesting the company to verify the employment status of employees using specified procedures); *FedEx Corporation* (July 14, 2009) (proposal requesting a report on the company's compliance with laws governing classification of employees); *Bank of America Corporation* (Jan. 11, 2007) (proposal requesting creation of position to review whether the company adequately defends and upholds the economy and security of the U.S.); *The AES Corporation* (Jan. 9, 2007) (proposal requesting creation of oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); and *General Electric Company* (Jan. 4, 2005) (proposal requesting report detailing NBC's broadcast television stations' activities to meet public interest obligations).

***The Proposal Does Not Satisfy the "Significant Social Policy" Exception***

The Company is aware that a proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the Company." Staff Legal Bulletin No. 14C (June 28, 2005). The considerations that the Staff has applied in the past to find that a proposal related to a "significant social policy issue" include the existence of widespread public debate concerning the subject matter of the



proposal, increasing recognition of the issue among the public, and the existence of legislation or proposed legislation addressing the same issue. *Tyson Foods, Inc.* (Dec. 15, 2009). In *Tyson Foods*, the Staff reversed its earlier decision that a proposal regarding the use of antibiotics in raising livestock was an "ordinary business matter," instead finding that the proposal related to a "significant social policy" based on the widespread public debate surrounding the public health issue and the recent introduction of legislation related to the issue in Congress.

In the case of the Proposal, the "significant social policy" exception to the Rule 14a8(i)(7) does not apply. The subject matter of the Proposal is related to the assessment of financial, reputational and commercial risks created by "changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies that pose risks to shareholder value." Unlike the significant social policy issues raised in *Tyson Foods* (*i.e.*, public health issues related to the use of antibiotics in raising livestock), the Proposal requires instead that the board of directors prepare a report detailing the risks to shareholder value caused by changes in tax law and policies. Thus, the Proposal does not raise a "significant social policy issue," but instead calls for a risk assessment related to shareholder value, and is therefore excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations. In this respect, the Proposal is once again similar to the *The TJX Companies Inc.* (March 29, 2011), *Amazon.com, Inc.* (March 21, 2011), *Walmart Stores Inc.* (March 21, 2011), *Home Depot Inc.* (March 2, 2011), *Lazard Ltd.* (Feb. 16, 2011) and *Pfizer Inc.* (Feb. 16, 2011) letters cited above.

For the reasons stated above, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

**BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented the proposal." The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, *e.g.*, *Intel Corp.* (March 11, 2003) and *Exxon Mobil Corp.* (March 19, 2010). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. See, *e.g.*, *The Procter & Gamble Company* (Aug. 4, 2010) (permitting exclusion of a proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (March 30, 2010) (permitting exclusion of a proposal requesting adoption of global warming principles when the company had



policies reflecting at least to some degree the proposed principles); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); and *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the proposal).

The Company has already substantially implemented the Proposal. First, page 12 of the Company's 2011 Proxy Statement (the "2011 Proxy") sets forth in detail the Company's risk oversight procedures, including the means by which the Board of Directors assesses material risks related to taxation and other financing matters. As set forth in the 2011 Proxy, Boeing's Board considers all risks facing the Company. In addition, the Board's Finance Committee has particular responsibility for managing "risks related to [the Company's] capital structure" and "significant financial exposures." Finally, the Board's Audit Committee "performs a central oversight role with respect to financial and compliance risks," and reports regularly on those risks to the full Board.

Each of these oversight procedures, together with the ongoing assessment of tax-related risks by Boeing's management, result in periodic disclosures in Boeing's Annual Reports on Form 10-K, which are filed with the Commission and delivered to shareholders, as well as—to the extent deemed appropriate—in the Company's Quarterly Reports on Form 10-Q. In the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for example, Note 5 to the Company's Audited Consolidated Financial Statements identifies certain tax risks for shareholders, including specific information relating to deferred tax assets, interest and penalties accrued and tax years that are being audited, as well as a reconciliation of the U.S. federal tax rate to the Company's effective tax rate. In addition, the Company has provided interim updates on key tax-related risks even outside of the normal quarterly reporting cycle. In March 2010, following passage of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act, the Company filed a Current Report on Form 8-K with the Commission highlighting the need for the Company, in response to the legislation, to take a $150 million tax-related charge to earnings. As demonstrated by the examples above, the Company already has procedures in place to report to shareholders on key risks facing the Company related to tax compliance and potential changes in tax legislation, and the Company already makes disclosures to shareholders consistent with that commitment.

Based on the foregoing, the Company believes the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

* * *



If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: Charles Jurgonis, Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO

Stella Storch, OP
Congregation Sisters of St. Agnes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Sister Gwen Farry
Sisters of Charity of the Blessed Virgin Mary


BOEING

**Exhibit A**

The Proposal and All Related Correspondence


AFSCME
We Make America Happen

**American Federation of State, County & Municipal Employees**
**Capital Strategies**
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

## Facsimile Transmittal

DATE: November 15, 2011

To: Michael F. Lohr, Vice President, Assistant General Counsel and Corporate Secretary, Boeing
(312) 544-2829

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen



**EMPLOYEES PENSION PLAN**

November 15, 2011

**VIA OVERNIGHT MAIL and FAX (312) 544-2829**
Boeing Corporate Offices
Office of the Corporate Secretary
100 North Riverside Plaza, MC 5003-1001
Chicago, Illinois 60606-1596
Attention: Michael F. Lohr, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Lohr:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of The Boeing Company (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 5,323 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

**Resolved,** that shareholders of Boeing request that Boeing's board annually prepare a report, at reasonable cost and omitting proprietary information, disclosing its assessment of the financial, reputational, and commercial effects of changes to, and changes in interpretation and enforcement of, US federal, state, local, and foreign tax laws and policies that pose risks to shareholder value.

**Supporting Statement:**

In our view, companies that adopt tax strategies, including tax haven subsidiaries or transfer pricing, face the risk of legislation curtailing the use of such strategies. We believe use of such aggressive tax strategies can create both financial and reputational risks to shareholder value. One recent study analyzing a large sample of US firms for the period 1995–2008 found a positive correlation between corporate tax avoidance strategies and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Another study concluded that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

Boeing's 2010 income tax expense for US federal taxes was $13 million (2010 10-K, p. 69). Boeing's tax bill attracted media attention ("After winning tanker contract, Boeing questioned on tax bill," *The Hill*, February 26, 2011). According to its annual report, Boeing's 2007-2008 tax returns are being examined by the IRS, and Boeing has filed appeals with the IRS for 2004-2006. Boeing is subject to examination in major state and international jurisdictions for the 2001-2010 tax years. Boeing may be lowering its tax bill through the use of offshore subsidiaries. According to a 2008 GAO report, Boeing had 38 subsidiaries in foreign tax havens. Congress is considering the Stop Tax Haven Abuse Act, which would curtail use of offshore subsidiaries to lower tax liability.

Boeing has set aside $1.198 billion for tax reserves and acknowledges its future financial results could be adversely affected by changes in tax treatment (source 2010 annual report).

The policy issues raised by aggressive tax strategies are economically significant. Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. As federal, state, and local governments seek new sources of revenue to address budget shortfalls, companies like Boeing could face greater risk and decreasing earnings. An annual report to Boeing shareholders assessing the effects of changes in interpretation and enforcement of US federal, state, local, and foreign tax laws and policies would enable Boeing's shareholders to evaluate the risks to shareholder value created by its tax strategies.

We urge shareholders to vote for this proposal.


FSCME
We Make America Happen



## EMPLOYEES PENSION PLAN

November 15, 2011

**VIA OVERNIGHT MAIL and FAX (312) 544-2829**
Boeing Corporate Offices
Office of the Corporate Secretary
100 North Riverside Plaza, MC 5003-1001
Chicago, Illinois 60606-1596
Attention: Michael F. Lohr, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Lohr:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET

November 15, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

**Re: Shareholder Proposal Record Letter for BOEING** (cusip 097023105)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **5,323 shares of Boeing** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Boeing** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Duyen Tran-Le